Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

March 3, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Pamela Howell
Ms. Hillary Daniels

Re:	Response to SEC Staff Comment Letter dated February 23, 2015
Coeur Mining, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 9, 2015
File No. 333-201382

Dear Mr. Reynolds, Ms. Howell and Ms. Daniels:

On behalf of Coeur Mining, Inc. (“Coeur”), this letter responds to your letter, dated February 23, 2015 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed acquisition of Paramount Gold and Silver Corp. (“Paramount”) by Coeur. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed today by electronic submission. For your convenience, we have provided under separate cover four marked copies of Amendment No. 2, which have been marked to show all changes made since Amendment No. 1 to the Registration Statement.

Set forth below are Coeur’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein in bold. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2 as filed on EDGAR, unless otherwise noted. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Registration Statement.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 3, 2015

Opinion of Coeur’s Financial Advisor, page 48

Comment 1: We note that the discounted cash flow analysis included the consensus pricing of gold and silver in one scenario and Coeur pricing in the other scenario. Please revise to include the consensus pricing and the Coeur pricing. In addition, please disclose the Estimated Capital Savings used in the Selected Companies Analysis and Selected Transactions Analysis.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 53 and 80 of Amendment No. 2.

The Modified San Miguel Projections, page 78

Comment 2: Please provide clear disclosure in this section as to the modifications and assumptions for the four modifications to the San Miguel Projections. In addition, please advise us as to the considerations made in determining the time period included in these calculations.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see page 80 of Amendment No. 2.

In addition, Coeur respectfully advises the Staff that it believes that the most relevant projections for investors to consider are for the next five years. Among other uncertainties, commodities prices and mine development plans are subject to significant variation over time, and using a longer period would lower Coeur’s confidence in the veracity of the projections. In addition, a discounted cash flow analysis inherently diminishes the value contribution from cash flows in future periods, and this diminution becomes greater the longer the time period involved.

The Voting and Support Agreement, page 83

Comment 3: We note your response to comment 17 and we reissue the comment. Please include the amount and percent of shares of Paramount that shareholders have agreed to vote in favor of the merger agreement in your next amendment.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 10 and 89 of Amendment No. 2.

Exhibits

Comment 4: We note your response to comment 19 and we reissue the comment. Please file the executed legal and tax opinions prior to requesting effectiveness and allow us sufficient time to review.

Coeur respectfully advises the Staff that the legal and tax opinions will be executed on and dated the date that the Registration Statement is declared effective, as required by the closing conditions in the merger agreement. At that time, fully executed legal and tax opinions will be filed as exhibits to the Registration Statement. Coeur confirms to the Staff that the fully executed opinions will be identical in all respects to the forms of opinion filed with Amendment No. 2.

* * *

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 3, 2015

In addition, in connection with Comment 1 in your previous letter, dated January 29, 2015, Coeur notes for the Staff that the financial statements of Coeur for the year ended December 31, 2014 have been incorporated by reference in Amendment No. 2 and, therefore, Coeur has recalculated the significance tests using such 2014 figures to determine whether Coeur is required to file pro forma financial information required by Article 11 of Regulation S-X (“Article 11”). The calculations below continue to use the audited financial information of Paramount for its year ended June 30, 2014.

Coeur respectfully notes that no pro forma financial information is required by Article 11 because the significance of the Paramount acquisition, as calculated pursuant to Regulation S-X, Rule 1-02(w) (“Rule 1-02(w)”), is less than 20%.

Item 5 of Form S-4 requires disclosure of financial information, if any, required by Article 11. Rule 11-01(a) of Regulation S-X requires pro forma financial information in circumstances where a “significant” business combination has occurred or is probable. An acquisition is considered significant for these purposes if the business to be acquired would be significant pursuant to the conditions of Rule 1-02(w) at the 20% level. Accordingly, pro forma financial information with respect to the Paramount acquisition would be required in the Registration Statement only if one of the following conditions were met:

(1) Coeur’s investments in and advances to Paramount exceed 20% of the total consolidated assets of Coeur as of the end of Coeur’s most recently completed fiscal year (the “investment test”);

(2) Coeur’s proportionate share of Paramount’s total assets (after intercompany eliminations) exceeds 20% of Coeur’s total consolidated assets as of the end of Coeur’s most recently completed fiscal year (the “assets test”); or

(3) Coeur’s equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests (“Test Income”) of Paramount exceeds 20% of such income of Coeur on a consolidated basis for Coeur’s most recently completed fiscal year (the “income test”).

Based on this definition, the Paramount business to be acquired does not meet any of the three tests.

Coeur’s most recently completed fiscal year for which financial statements are included in the Registration Statement is the year ended December 31, 2014. Coeur’s consolidated total assets as of December 31, 2014 were $1,455.4 million. Paramount’s most recently completed fiscal year ended June 30, 2014. Paramount’s consolidated total assets at June 30, 2014 were $62.3 million. As such, Paramount’s significance under the assets test is 4.3%.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 3, 2015

The proposed acquisition of Paramount by Coeur is to be accounted for by the purchase method of accounting. The purchase price of Paramount (the “investment in and advances to” Paramount) is approximately $154.7 million (calculated as 32.7 million shares at the announcement date 20 day VWAP of $4.47 plus $8.5 million equity financing of SpinCo). As such, Paramount’s significance under the investment test is 10.6%. The final purchase price will be based on Coeur’s stock price at the closing date; however, to be considered significant, Coeur’s stock price would need to reach $8.64.

Coeur’s Test Income for the year ended December 31, 2014 was $(1,615.1) million, and Paramount’s Test Income for the year ended June 30, 2014 was $(11.1) million. As such, Paramount’s significance under the income test is 0.7%.

* * *

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-3879.

Sincerely,

/s/ Steven R. Shoemate, Esq.

Steven R. Shoemate, Esq.

cc:	Mitchell J. Krebs
Coeur Mining, Inc.

Casey M. Nault
Coeur Mining, Inc.